

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 20, 2015

<u>Via E-mail</u>
Mr. Panna L. Sharma
Chief Executive Officer
Cancer Genetics, Inc.
201 Route 17 North
2nd Floor
Rutherford, NJ 07070

      **Re: Cancer Genetics, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed on March 16, 2015
File No. 001-35817**

Dear Mr. Sharma:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/Tia L. Jenkins

                             Tia L. Jenkins
                             Senior Assistant Chief Accountant
                             Office of Beverages, Apparel, and
                             Mining